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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)*

WOLVERINE TUBE, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
978093 10 2
(CUSIP Number)
Stewart H. Wahrsager, Esq. The Alpine Group, Inc. One Meadowlands Plaza Suite 801 East Rutherford, New Jersey 07073 (201) 549-4400 (201) 549-4428 – Facsimile
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 28, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 978093 10 2
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
The Alpine Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions)		WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	63,808,209 (See Item 5)
		9.	Sole Dispositive Power	25,895,982 (See Item 5)
		10.	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person			63,808,209 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☒
13.	Percent of Class Represented by Amount in Row (11)			62.6% (See Item 5)
14.	Type of Reporting Person (See Instructions)			CO

Item 1.	Security and Issuer

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Schedule 13D filed by The Alpine Group, Inc. (“Alpine”) on February 26, 2007 (the “Original Schedule 13D”), as previously amended by Amendment No. 1 to the Original Schedule 13D, filed on March 20, 2008, Amendment No. 2 to the Original Schedule 13D, filed on July 18, 2008 and Amendment No. 3 to the Original Schedule 13D, filed on September 5, 2008 (as so amended, the “Schedule 13D”).  Certain capitalized terms used but not defined in this Amendment No. 4 have the meanings given to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The following paragraphs shall be added to the final paragraph of Item 3 of the Schedule 13D:

Pursuant to the terms of the Plan and the Alpine Stock Option Agreement, on March 29, 2009, Alpine Stock Options equal to approximately 1,296,207 shares of Common Stock vested and became exercisable by Alpine.

On April 28, 2009, the Company consummated its previously announced exchange offer in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended.  Under the terms of the exchange offer, the Company offered holders of its 10-1/2% Senior Notes due 2009 (the “Senior Notes”) the opportunity to exchange any and all of their Senior Notes for the Company’s newly issued 15% Senior Secured Notes due 2012 (the “New Notes”) and a cash exchange fee equal to 3.0% of the principal amount of Senior Notes tendered.  Approximately 83.5% of the Senior Notes were exchanged for New Notes, and holders of Senior Notes that did not participate in the exchange offer received a cash payment equal to the sum of the accrued and unpaid interest and the principal amount due at maturity.  After the consummation of the exchange offer, all of the Senior Notes were cancelled by the trustee and the indenture governing the Senior Notes was discharged.  Accordingly, the provisions of the Voting Agreement detailed in the description thereof in Item 5(c) below which restrict Alpine’s total voting power with respect to all voting securities of the Company (together with certain other persons) to less than 49% are no longer applicable.

Item 5 of the the Schedule 13D is hereby amended and supplemented as follows:

Item 5.	Interest in Securities of the Issuer

The following shall replace (a) and (b) of Item 5 of the Schedule 13D:

(a)       Aggregate Number and Percentage of Class Beneficially Owned:                                                                                                                    63,808,209; 62.6% (See Item 5(c) below).

(b)       Number of shares as to which such person has:

(i)        Sole power to vote or to direct the vote:                                                                           0 (See Item 5(c) below).

(ii)        Shared power to vote or to direct the vote:                                                                           63,808,209 (See Item 5(c) below).

(iii)        Sole power to dispose or to direct the disposition of:                                                                                                25,895,982 (See Item 5(c) below).

(iv)        Shared power to dispose or to direct the disposition of:                                                                                                0 (See Item 5(c) below).

The final paragraph of Item 5(c) of the Schedule 13D shall be deleted and replaced with the following paragraph:

Pursuant to a voting agreement among the Company and the Purchasers entered into at the Closing and amended at the time of the Series B Closing (the “Voting Agreement”) and pursuant to the terms of the Series A Preferred Stock, for so long as any of the Company's 10-1/2% Senior Notes due 2009 are outstanding, neither Alpine or Plainfield (together with any other person with whom that Purchaser would be considered a “person” (as that term is used in Sections 13(d) and 14(d) of the Exchange Act) with respect to the Series A Preferred Stock, the Series B Preferred Stock or the Common Stock, which may include Alkest) were permitted to vote Common Stock (however acquired), Series A Preferred Stock and Series B Preferred Stock in excess of 49% of the total voting power of all voting securities of the Company.  However, as of the consummation of the exchange offer, the 49% limitation in the Voting Agreement is no longer applicable.  Accordingly, given Plainfield’s holdings of 38,000 shares of Series A Preferred Stock and 1,548,589 shares of Common Stock and Alkest’s holdings of 2,000 shares of Series A Preferred Stock, the aggregate voting power of all shares of Series A Preferred Stock, Series B Preferred Stock, Common Stock and Alpine Stock Options currently beneficially owned by Alpine, Plainfield and Alkest is 63,808,209.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

April 30, 2009
Date

Stewart H. Wahrsager
Signature

Senior Vice President, General Counsel & Corporate Secretary
Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)